

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Jackie Williams
President
AppYea, Inc.
777 Main Street, Suite 600
Fort Worth, TX 76102

> Re: AppYea, Inc.
>   Amendment No. 2 to Registration Statement on Form S-1
>   Filed November 13, 2013
>   File No. 333-190999

Dear Mr. Williams:

We have reviewed your letter dated November 12, 2013, and the above-referenced registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated November 1, 2013.

Risk Factors

Risks Associated with Our Company

"There are no substantial barriers to entry into the industry…," page 6

1.   Please present the information regarding the lack of licenses to use third-party intellectual property in a separately captioned risk factor. The caption of the new paragraph should concisely alert investors to your lack of licenses to intellectual property used in the course of your business as well as the risk that results from your continuing lack of such licenses. Describe the potential effects on your company if you are unable to obtain the necessary licenses. On page 19, please more specifically describe your efforts to obtain the necessary licenses and emphasize that you may be unsuccessful in efforts to obtain the licenses.

Part II

Item 14. Indemnification of Directors and Officers, page 54

2.   Concisely discuss the scope of the authority to indemnify permitted by South Dakota law. Summarize the authority to provide indemnification authorized by Sections 47-1A-202.1(5), 47-1A-856 and any other applicable sections of the South Dakota Business Corporation Act, and discuss the extent to which implemented. Additionally, it appears

Jackie Williams
AppYea, Inc.
November 25, 2013
Page 2

that Section 6.1 of your bylaws contains more expansive indemnification provisions than Article VI of your articles of incorporation as it covers both directors and officers. Please state the general effect of Section 6.1 and summarize when indemnification of directors and officers is mandatory as well as when it is permissive.

<u>Exhibit 23.1</u>

3.   Please revise the review report date referenced in the consent to correspond with the report included in the filing, which is dated November 12, 2013, and reference each of the financial statements covered by the report including the balance sheet as of September 30, 2013.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Kenneth Bart, Esq.
        Bart and Associates, LLC